FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

CONSOLIDATED FINANCIAL STATEMENTS ANALYSIS OF ENEL AMÉRICAS

AS OF JUNE 30, 2018

▪

Revenues increased by 23.4% compared to the same period of last year reaching US$ 5,948 million mainly explained by higher revenues in the 4 countries in which we operate especially in Brazil and Argentina.

▪

EBITDA increased by 19.3% reaching US$ 1,652 million, explained by better results in the 4 countries, especially in the distribution business in Argentina as a result of the new regulation and in the distribution business in Brazil due to better results of Enel Distribucion Goiás (Celg).

	EBITDA
Country	June 30
	2018	2017	Variation
	MM US$		%
Argentina	253	106	139.9
Brazil	511	435	17.5
Colombia	622	595	4.6
Peru	278	263	5.4
Enel Américas	1,652	1,385	19.3

▪	Operating Income (EBIT) increased by 26.9% reaching US$ 1,249 million.

▪

Net income attributable to controlling shareholdersreached US$ 403 million, 95.6% more than the previous year, explained by better operational results for the period, together with a better net financial result (36.6% lower spending) mainly explained by Argentina and Brazil. On the other hand, tax expenses increased by 37% reaching US$ 374 million.

▪	Net financial debt reached US$ 6,568 million, 96% higher than at the end of 2017, mainly explained by the acquisition of Eletropaulo in the month of June.

▪

CAPEX for the period reached US$ 650 million, 3.3% more than in the same period of last year, mostlydue to higher investment levels in Codensa, Enel Dx Goiás, and the investments made in Eletropaulo. This was partially offset by lower Capex in Enel Dx Rio.

SUMMARY BY BUSINESS SEGMENT

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Generation

▪    EBITDA in the generation segment increased by 14.4%, reaching US$ 819 million, which is explained by better results obtained in the 4 countries, mainly in Argentina, due to higher prices.

Physical Data

	1H 2017	1H 2018	Var %
Total Sales (GWh)	27,053	31,869	17.8%
Total Generation (GWh)	20,513	19,801	-3.5%

Distribution

▪    EBITDA in the distribution segment was 24.8% higher than in the same period of the previous year, reaching US$ 875 million, mainly explained by higher tariffs in Argentina as a result of the application of the new regulation, and better performance of Enel Distribucion Goiás. The number of clients increased by 7,436,341 mainly explained by the acquisition of Eletropaulo. Without considering this, the number of clients increased by 270,799.

Physical data

	1H 2017	1H 2018	Var %
Total Sales (GWh)	36,781	41,305	12.3%
Number of Clients	17,001,493	24,437,834	43.7%

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

:

• Cash and cash equivalents                                                US$ 2,376 million

• Cash and cash equiv. + cash investments over 90 days  US$ 2,492 million

• Available committed lines of credit                                     US$    957 million

➢  The average nominal interest rate in June 2018 decreased from 8.3% during the same period of the previous year to 7.3%, primarily influenced by better interest conditions of the refinancing of Brazil’s and Colombia’s debts and a lower inflation in both countries. All of the above was partially offset by higher debt rates stemming from the recently acquired Brazilian distribution company Eletropaulo.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•         Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted cross currency swaps for US$ 739 million and forwards for US$ 573 million.

•         In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps for US$ 896 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change of Perimeter:

On February, 2017, our subsidiary Enel Brazil S.A. purchased 99.88% of the share capital of Celg Distribución S.A. for an approximate amount of ~US$ 720 million. The impact of this operation, plus other information related to this acquisition, are reported in more detail in note 7.1 of the financial statements of Enel Américas as of June 30, 2018.

On November 2017, our subsidiary Enel Brazil S.A. acquired 100% of the hydro-generating power plant Central Hidrogeneradora Volta Grande concession for an approximated amount of ~US$ 436 million. The impact of this operation plus other information related to this acquisition are detailed in note 9 of the financial statements of Enel Américas as of June 30, 2018.

On April 2018, our subsidiary Enel Brazil S.A., through its vehicle Enel Sudeste S.A.  launched the acquisition through a voluntary Public Tender Offer of the Brazilian electricity distributor Eletropaulo. The process successfully concluded on July 4, 2018 with the acquisition of 93.3% of its share capital, which corresponds to 156,158,581 shares for a total amount of ~ US$ 1,840 million.

For accounting treatments, Eletropaulo’s control is deemed obtained on June 7, 2018, which is the effective date of payment and transfer of the shares of the initial auction, for 73.38%.  For consolidation purposes a 100% participation has been considered, based on the fact that there exists an obligation at any event until July 4, 2018 to acquire all participations from Eletropaulo’s shareholders that did not participate in the initial auction.

The impact of this operation, plus other information related to this acquisition, are detailed in note 7.2. of the consolidated financial statements of Enel Américas as of June 30, 2018.

MARKETS IN WHICH THE COMPANY OPERATES

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of June 30, 2018 and 2017 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2018	2017	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	3,683	4,526	5.4%	6.8%
Enel Generación El Chocón S.A.	SIN Argentina	1,381	1,089	2.0%	1.6%
Central Dock Sud	SIN Argentina	2,231	2,187	3.3%	3.3%
Enel Generación Perú S.A. (Edegel)	SICN Peru	5,159	4,725	20.5%	19.4%
Enel Generación Piura S.A. (Piura)	SICN Peru	299	332	1.2%	1.4%
Emgesa S.A.	SIN Colombia	8,843	8,690	26.2%	26.5%
EGP Cachoeira Dourada S.A.	SICN Brasil	8,275	4,054	3.5%	1.4%
Enel Generación Fortaleza S.A.	SICN Brasil	1,362	1,451	0.6%	0.5%
EGP Volta Grande S.A.	SICN Brasil	637	-	0.3%	-
Total		31,869	27,054

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2018	2017	2018	2017	2018	2017	2018	2017

Empresa Distribuidora Sur S.A. (Edesur)	9,042	9,090	12.9%	10.8%	2,543	2,518	633	597
Enel Distribución Perú S.A. (Edelnor)	4,040	4,058	8.2%	8.1%	1,409	1,385	2,401	2,332
Enel Distribución Río S.A.	5,635	5,719	20.8%	20.2%	2,983	2,988	3,082	2,868
Enel Distribución Ceará S.A.	5,708	5,621	14.0%	13.1%	3,976	3,953	3,582	3,483
Enel Distribución Goiás S.A.	6,582	5,511	12.5%	11.9%	2,972	2,865	2,688	2,179
Eletropaulo Metropolitana de Electricidade de Sao Paulo	3,418	-	9.6%	-	7,166	-	943	-
Codensa S.A.	6,880	6,783	7.9%	7.9%	3,388	3,293	2,238	2,432
Total	41,305	36,781	12.3%	12.0%	24,438	17,001	1,446	1,761

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of June 30, 2018 and 2017.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Generation	164	122	405	305	594	533	243	246	1,406	1,206	(342)	(371)	1,064	835
Regulated customers	-	-	135	116	329	302	72	160	536	578	(283)	(371)	253	207
Non regulated customers	-	1	222	171	223	188	164	76	609	436	(59)	-	550	436
Spot Market	164	121	46	-	42	43	5	1	257	165	-	-	257	165
Other Clients	-	-	2	18	-	-	2	9	4	27	-	-	4	27

Distribution	760	539	2,057	1,554	705	625	441	418	3,963	3,136	-	-	3,963	3,136
Residential	268	168	1,015	723	350	314	225	210	1,858	1,415	-	-	1,858	1,415
Commercial	271	199	474	394	166	149	58	59	969	801	-	-	969	801
Industrial	85	66	139	120	67	60	89	79	380	325	-	-	380	325
Other	136	106	429	317	122	102	69	70	756	595	-	-	756	595
Less: Consolidation adjustments	-	-	(150)	(159)	(117)	(128)	(75)	(84)	(342)	(371)	342	371	-	-

Energy Sales Revenues	924	661	2,312	1,700	1,182	1,030	609	580	5,027	3,971	-	-	5,027	3,971

Variation in million US$ and %.	263	-39.8%	612	36.0%	152	14.8%	29	5.0%	1,056	26.6%	-	-	1,056	26.6%

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

Net income attributable to the controlling shareholders of Enel Américas for the period ended on June 30, 2018 reached US$ 403 million; which represents a 95.6 % increase

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

compared to the US$ 206 million net income registered in the same period of last year.

Below we present an item-by-item comparison of the income statement for the periods ended June 30, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	2018	2017	Change	% Change

Revenues	5,948	4,820	1,128	23.4%
Sales	5,546	4,402	1,144	26.0%
Other operating income	402	418	(16)	(3.8%)
Procurements and Services	(3,482)	(2,628)	(854)	(32.5%)
Energy purchases	(2,435)	(1,769)	(666)	(37.7%)
Fuel consumption	(113)	(112)	(1)	(0.9%)
Transportation expenses	(477)	(260)	(217)	(83.5%)
Other variable costs	(457)	(487)	30	6.2%
Contribution Margin	2,466	2,192	274	12.5%
Personnel costs	(335)	(362)	27	7.5%
Other fixed operating expenses	(479)	(445)	(34)	(7.6%)
Gross Operating Income (EBITDA)	1,652	1,385	267	19.3%
Depreciation and amortization	(340)	(311)	(29)	(9.3%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(63)	(90)	27	30.0%
Operating Income	1,249	984	265	26.9%
Net Financial Income	(217)	(342)	125	36.6%
Financial income	163	114	49	43.0%
Financial costs	(497)	(447)	(50)	(11.2%)
Gain (Loss) for indexed assets and liabilities	-	-	-	0.0%
Foreign currency exchange differences, net	117	(9)	126	n/a
Other Non Operating Income	2	5	(3)	(60.0%)
Net Income From Sale of Assets	1	1	-	0.0%
Share of profit (loss) of associates accounted for using the equity method	1	4	(3)	(75.0%)
Net Income Before Taxes	1,034	647	387	59.8%
Income Tax	(374)	(273)	(101)	(37.0%)
Net Income from Continuing Operations	660	374	286	76.5%
Net income (Loss) from discontinued operations after taxes	-	-	-	0.0%
NET INCOME	660	374	286	76.5%
Net Income attributable to owners of parent	403	206	197	95.6%
Net income attributable to non-controlling interest	257	168	89	53.0%

Earning per share (US$ /share)	0.00701	0.00359	0.00343	95.6%

(*) As of June 30, 2018 the average number of paid and subscribed shares were 57,452,641,516

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

EBITDA:

EBITDA during the period ended on June 30, 2018 reached US$ 1,652 million, which represents a US$ 267 million increase, equivalent to a 19.3% increase in comparison to the US$ 1,385 million EBITDA for the period ended on June 30, 2017.

Below, we present operating revenues, operating costs, staff expenses and other expenses by nature for the operations that determine our EBITDA, broken down by business segment for the periods ended on June 30, 2018 and 2017:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of June 30
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	166	125	41	32.8
Brazil	460	370	90	24.3
Colombia	620	550	70	12.7
Peru	380	345	35	10.1
Revenues Generation and Transmission businesses	1,626	1,390	236	17.0
Distribution business
Argentina	800	577	223	38.6
Brazil	2,603	2,069	534	25.8
Colombia	847	757	90	11.9
Peru	463	447	16	3.6
Revenues Distribution business	4,713	3,850	863	22.4
Less: consolidation adjustments and other activities	(391)	(420)	29	(6.9)
Total consolidated Revenues Enel Américas	5,948	4,820	1,128	23.4

Generation and Transmission businesses
Argentina	(14)	(12)	(2)	(16.7)
Brazil	(264)	(185)	(79)	(42.7)
Colombia	(217)	(178)	(39)	(21.9)
Peru	(178)	(158)	(20)	(12.7)
Procurement and Services Generation and Transmission businesses	(673)	(533)	(140)	(26.3)
Distribution business
Argentina	(463)	(334)	(129)	(38.6)
Brazil	(1,916)	(1,458)	(458)	(31.4)
Colombia	(510)	(423)	(87)	(20.6)
Peru	(312)	(299)	(13)	(4.3)
Procurement and Services Distribution business	(3,201)	(2,514)	(687)	(27.3)
Less: consolidation adjustments and other activities	392	419	(27)	6.5
Total consolidated Procurement and Services Enel Américas	(3,482)	(2,628)	(854)	(32.5)

Generation and Transmission businesses
Argentina	(28)	(34)	6	17.6
Brazil	(9)	(9)	-	-
Colombia	(15)	(14)	(1)	(7.1)
Peru	(16)	(15)	(1)	(6.7)
Personnel Exepenses Generation and Transmission businesses	(68)	(72)	4	5.6
Distribution business
Argentina	(124)	(115)	(9)	(7.8)
Brazil	(94)	(125)	31	24.8
Colombia	(24)	(23)	(1)	(4.3)
Peru	(12)	(14)	2	14.3
Personnel Exepenses Distribution business	(254)	(277)	23	8.3
Less: consolidation adjustments and other activities	(13)	(13)	-	-
Total consolidated Personnel Expenses Enel Américas	(335)	(362)	27	7.5

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

	As of June 30
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(15)	(17)	2	11.8
Brazil	(11)	(8)	(3)	37.5
Colombia	(20)	(23)	3	13.0
Peru	(21)	(21)	-	-
Other Expenses Generation and Transmission businesses	(67)	(69)	2	2.9
Distribution business
Argentina	(69)	(84)	15	17.9
Brazil	(229)	(203)	(26)	(12.8)
Colombia	(59)	(51)	(8)	(15.7)
Peru	(26)	(20)	(6)	(30.0)
Other Expenses Distribution business	(383)	(358)	(25)	(7.0)
Less: consolidation adjustments and other activities	(29)	(18)	(11)	(61.1)
Total consolidated Other Expenses Enel Américas	(479)	(445)	(34)	(7.6)

EBITDA
Generation and Transmission businesses
Argentina	109	62	47	75.8
Brazil	176	168	8	4.8
Colombia	368	335	33	9.9
Peru	165	151	14	9.3
EBITDA Generation and Transmission businesses	819	716	103	14.4
Distribution business
Argentina	144	44	100	227.3
Brazil	364	283	81	28.6
Colombia	254	260	(6)	(2.3)
Peru	113	114	(1)	(0.9)
EBITDA Distribution business	875	701	174	24.8
Less: consolidation adjustments and other activities	(42)	(32)	(10)	(32.5)
Total consolidated EBITDA Enel Américas	1,652	1,385	267	19.3

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 109 million in June 2018 representing a US$ 47 million increase as compared to the same period of 2017. The main variables, by subsidiary, which explain this increase are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 25 million, mostly attributable to higher revenues from tariff increase as per SEE No. 19/2017 resolution).

Enel Generación Costanera’s operating income increased by US$ 17 million, or 26.3 % in June 2018. This increase is mainly explained by US$ 38 million of higher revenue attributable to a tariff remuneration increase due to the new SEE 19/2017 regulation. The above was offset by (i) lower generation due to the maintenance of the power plant totalling US$ 2 million, (ii) a US$ 2 million lower operating revenues and (iii) lower conversion revenues of US$ 17 million due to the 36.9 % devaluation of the Argentine peso in relation to the US Dollar as compared to the same period of the year before.

Operating costs decreased by US$ 1 million mainly due to the 36.9% devaluation of the Argentine peso against the US Dollar.

Enel Generación Costanera’s staff expenses decreased by US$ 5 million which is mainly explained by the 36.9% devaluation of the Argentine peso against the US Dollar of US$ 7 million offset by US$ 2 million salary cost increase related to the country’s internal inflation.

Other expenses by nature decreased by US$ 2 million which is mainly explained by the 36.9% devaluation of the Argentine peso against the US Dollar

Enel Generación El Chocón: (Higher EBITDA of US$ 12 million, mainly due to a higher tariff remuneration stemming from the new No.SEE 19/2017 regulation and higher energy sales)

Operating revenues of Enel Generación El Chocón increased by US$ 11 million, mostly because of (i) a US$ 14 million increase due to tariff compensation revenues stemming from the new no. SEE 19/2017 regulation also affected by the impact of the exchange rate for those contracts that are issued in Dollars and (ii) US$ 4 million in higher energy sales of 292 GWh due to improved hydrological conditions. The above was partially offset by a US$ 7 million revenues decrease as a result of the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

Operating costs decreased by US$1 million which was explained mainly by the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Staff expenses were in line with the same period of the year before.

Other expenses by nature were in line with the same period of the year before.

Central DockSud: (Higher EBITDA of US$ 11 million, mostly attributable to higher revenues stemming from the effects of the new 19/2017 tariff regulations).

Dock Sud’s operating revenues increased by US$ 12 million, or 37.3%, in 2018, which is explained by a USS$ 21 million increase in tariff remunerations stemming from the new 19/2017 regulation offset by US$ 9 million as a result the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

Dock Sud’s operating costs increased by US$ 3 million, or 66.2 % in 2018, mainly due to higher transport costs.

Dock Sud’s Staff expenses decreased by US$ 1 million mainly as a result the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

Other expenses by nature decreased by US$ 1 million mainly as a result of the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil amounted to US$ 176 million in 2018 representing a US$ 8 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this June 2018 increase of results as compared to the same period in 2017, are described below:

EGP Cachoeira Dourada S.A.: (lower EBITDA of US$ 6 million, mainly due to higher energy purchases).

EGP Cachoeira Dourada’s operating revenues increased by US$ 70 million, or 36.2%, in 2018. This increase is mostly explained by a US$ 84 million increase due to higher energy sales of 4,221 GWh related to a higher market demand. The above was offset by a US$ 14 million income decrease due to the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar.

EGP Cachoeira Dourada’s operating costs increased by US$ 76 million, or 60.7 % in 2018, mostly composed by a US$ 85 million increase due to higher energy purchases given the rise of free clients’ demand as compared to 2017 which was offset by a US$ 9 million due to the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

Compañía Eléctrica de Fortaleza: (lower EBITDA of US$ 26 million, mainly due to higher energy purchases stemming from gas supply cut by Petrobras )

Compañía Eléctrica de Fortaleza’s operating revenues decreased by US$11 million mostly due to a US$ 3 million compensation payment related to an insurance policy for a generating plant accident and US$ 2 million from higher energy sales. The above was offset by US$ 7 million as a result of the recognition of a fiscal incentive PROVIN (Programa de Incentivo y Desarrollo Industrial) and a US$ 9 million decrease as a result of the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar.

Compañía Eléctrica de Fortaleza’s operating costs increased by US$ 15 million, or 25.3%, in 2018, because of an increase mainly attributable to US$ 35 million increase in energy purchases due to the gas cut carried out by Petrobras which forced the company to get energy supplies in the market in order to comply with client contracts. The above was partially offset by lower fuel consumption of US$ 20 million.

Compañía Eléctrica de Fortaleza’s staff expenses were in line with the same period of the previous year.

Compañía Eléctrica de Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 3 million lower EBITDA due mainly to lower revenues as a result of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar).

Enel Green Power Volta Grande.: (Company that entered the consolidation perimeter as of November 2017, a date on which the final purchase was carried out. Its results as of June 30, 2018 shows a positive US$ 42 million EBITDA)

EGP Volta Grande’s operating revenues amounted to US$ 48 million which corresponds to energy sales that took place in the first six months of 2018 corresponding to the total of 637 GWh.

EGP Volta Grande’s operating costs amounted to US$ 4 million which corresponds to energy transport costs, US$ 1 million for energy purchases and US$ 1 million of other expenses by nature.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 368 million in 2018, which represents a US$ 33 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results as of June 2018, as compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 33 million higher EBITDA mostly because of higher energy sales)

Emgesa’s operating revenues increased by US$ 70 million, or 12.8% in 2018. This increase is mostly explained by (i) US$ 19 million higher physical sales of 153 GWh, (ii) a US$ 27 million increase corresponding to energy tariffs and (iii) a US$ 14 million increase as a result of the 2.5 % appreciation of the Colombian peso in relation to the US Dollar and (iv) a US$ 13 million from compensation for the Chivor, Guavio and Guaca tunnel accident offset by lower effects of the guarantee implementation in 2017 for the Impregilo contract for US$ 3 million.

Emgesa’s operating costs increased by US$ 38 million, or 21.4%, in 2018 composed mainly by (i) US$ 18 million in increased energy purchases explained by: US$ 49 million due to energy purchases (867/GWh) in the spot market, offset by US$ 31 million in price reduction in the spot market (ii) a US$ 8 million increase in fuel consumption corresponding to US$ 5 million higher consumption and US$ 3 million for higher prices, (iii) a US$ 6 million increase in transportation costs due to client increase in the unregulated market. The US$ 6 million difference corresponds mainly to the 2.5 % appreciation of the Colombian peso in relation to the US Dollar.

Emgesa’s staff expenses increased by US$ 2 million mostly due to higher salary and bonuses as compared with the June 2017 period.

Emgesa’s other expenses by nature increased by US$ 3 million mainly due to a decrease in wealth tax as compared to the same period of 2017.

Peru_

EBITDA of our generation subsidiaries in Peru reached US$ 165 million in 2018, which represents a US$ 14 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the june 2018 results as compared to those for 2017, are described below:

Enel Generación Peru S.A. (Edegel): (US$ 13 million higher EBITDA mostly because of higher revenues in tolls offset by an energy purchase increase,

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

fuel and transport costs)

Enel Generación Peru’s operating revenues increased by US$ 36 million, or 13.1 % in 2018. This increase is mostly explained by (i) US$ 38 million increase in toll revenues due to more free clients offset by US$ 4 million lower revenue from energy sales and (ii) a US$ 2 million as a result of the 0.9% appreciation of the Peruvian Sol in relation to the US Dollar.

Enel Generación Peru’s operating costs increased by US$ 23 million, or 17.2%, in 2018 mostly composed by (i) a US$ 8 million increase in energy purchases in the spot market of which US$ 3 million correspond to the effect of average prices (ii) higher fuel costs of US$ 13 million due to higher oil consumption because of gas pipeline maintenance of US$ 2 million and US$11 million stemming from higher thermal energy consumption due to a higher demand from free clients, (iii) a US$ 13 million increase in transportation costs and (iv) US$11 million from lower recognition of renewable energy compensations.

Enel Generación Peru‘s staff expenses were in line with the same period of the previous year.

Enel Generación Peru‘s other expenses by nature were in line with the same period of the previous year.

Enel Generación Piura S.A.: (in line with the same period of the previous year)

Chinango S.A.: (US$ 2 million Higher EBITDA due mainly to higher energy sales)

Chinango’s operating revenues increased by US$ 2 million due to higher sales in the spot market.

Chinango’s operating costs were in line with the same period of the previous year.

Chinango’s staff expenses were in line with the same period of the previous year.

Chinango’s other expenses by nature were in line with the same period of the previous year.

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Higher EBITDA of US$ 100 million mainly due to the new integral tariff review (RTI).)

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

EBITDA of our Argentinean subsidiary Edesur reached US$ 144 million in 2018, which represents a US$ 100 million increase compared to the same period of the previous year. The main variables that explain this increase in the June 2018 results, as compared to 2018, are described below:

Edesur’s operating revenue increased by US$ 223 million, or 38.7 % in 2018, mostly because of a US$ 391 million recognition of a greater revenue from energy sales as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution No. 64 dated February 1, 2017 issued by the Argentine national regulatory authority for the energy sector (“Ministerio de Energía y Minería de la Secretaría de Energía Eléctrica”). This increase was partially offset by (i) US$ 13 million lower energy sales (48 GWh) and (ii) a US$ 155 million decrease caused by the 36.9 % devaluation of the Argentine peso in relation to the US Dollar.

Edesur’s operating costs increased by US$ 129 million, or 38.7 % mostly on account of: (i) a US$ 191 million increase in energy purchases of which US$ 182 million are attributable to a price increase as a result of the domestic inflation and US$ 9 million from higher physical purchases; (ii) a US$ 18 million increase in transportation costs mainly as a result of higher prices and (iii) a US$ 10 million increase in generator rentals and other expenses. These were partially offset by a US$ 90 million reduction caused by the 36.9 % devaluation of the Argentinean peso in relation to the US Dollar.

Edesur’s staff expenses increased by US$ 8 million, as a consequence of a US$ 20 million staff salary increase mainly due to domestic inflation, a US$ 22 million increase of the retirement plan and US$ 4 million are related to an early retirement plan, these are offset by US$ 38 million as a result of the 36.9 % devaluation of the Argentine peso in relation to the US Dollar.

Edesur’s Other expenses by nature decreased by US$ 15 million mainly due to the 36.9% devaluation of the Argentinean peso in relation to the US Dollar of US$ 23 million offset by US$ 8 million in higher expenses for maintenance and renovation of networks and other services.

Energy losses increased by 2.1 p.p. reaching 12.9 % as of June 2018. The number of Edesur’s clients as of June 2018 reached 2,543 million which represented an increase of 25,000 new clients, as compared to the same period of the previous year.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 364 million in 2018, which represents a US$ 81 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the June 2018 results, as compared to the same period of 2017, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 28 million, mostly attributable to higher revenues stemming from tariff recovery).

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Enel Distribución Rio’s operating income increased by US$ 18 million or 2.3 % in 2018 explained mostly by a US$ 54 million decrease in other operating revenues attributable mainly to (i) US$ 43 million construction revenue decrease due to IFRIC 12 and (ii) US$ 11 million decrease in other operating revenue as a result of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar.

The foregoing was partially offset by

-       US$ 54 million increase in energy sales revenues mainly attributable to the following effects: (i) a US$ 109 million increase due to higher revenues from tariff recovery; (ii) a US$ 8 million revenue increase from measuring energy meters. The aforementioned was offset by (i) US$ 24 million lower revenues from tax received from research and development and energy efficiency and (ii) a US$ 39 million decrease due to the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar.

-       US$ 18 million increase in services mainly due to (i) a US$ 21 million increase in tolls incomes, (ii) US$ 3 million revenue increase from mutual support offset by US$ 5 million due to the conversion effects of the 7.6 % devaluation of the Brazilian real in relation to the US Dollar.

Enel Distribución Rio’s operating costs decreased by US$ 12 million or 2.2 % in 2018, mostly explained by a US$ 10 million increase in energy purchases attributable to: (i) a US$ 35 million increase due to higher prices for regulated industrial tariffs and (ii) US$ 25 million decrease as a result of the conversion effects of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar.

Energy transportation costs increased by US$ 34 million due to the increased hire of thermal energy.

Other variable supplies decreased by US$ 55 million corresponding to (i) US$ 45 million lower construction costs due to IFRIC 12 and (ii) US$ 10 million decrease as a result of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Rio’s staff expenses increased by US$ 2 million which is mainly explained by an increase in employee compensation costs.

Enel Distribución Rio’s other expenses by nature were in line in relation to the same period of the previous year.

Energy losses increased by 0.6 p.p. reaching 20.8%. As of June 2018, Enel Distribución Río had 2,983 million clients, which represented a 5,000 decrease compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Enel Distribución Ceará S.A. (ex Coelce): (Lower EBITDA of US$ 38 million, mostly attributable to higher transportation costs and higher energy purchases).

Enel Distribución Ceará’s operating income increased by US$22 million, or 3.2 % in 2018, mostly due to US$ 7 million in energy sales stemming from (i) US$ 26 million increase from tariff recovery, (ii) US$ 6 million higher revenue from low income subsidies, (iii) US$ 9 million increase from energy sales of 87 KWh and (iv) US$ 9 million increase in tariff recognition. The above was partially offset by a US$ 6 million revenue decrease from measuring energy meters and a US$ 37 million decrease due to the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar.

Other services increased by US$ 3 million mainly from the mutual support revenues.

Other operating revenues increased by US$ 12 million, mainly explained by the effects of construction revenues from the IFRIC 12 concession contracts of US$ 19 million offset by the conversion effect of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar of US$ 7 million.

Enel Distribución Ceará’s operating costs increased by US$ 51 million or 11.4% in 2018, mostly explained by (i) a US$ 32 million transport cost increase from tolls; (ii) US$ 22 million increase in costs of the IFRIC 12, (iii) US$ 31 million higher energy purchases due to a higher demand and higher prices for regulated industrial tariffs and (iv) US$ 34 million lower costs as a result of the 7.6 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s staff expenses increased by US$ 2 million mainly as a consequence of higher staff compensations.

Enel Distribución Ceará’s other expenses by nature increased by US$ 7 million, or 11.5 % in 2018, mostly because of a US$ 11 million increase in higher third party service costs for line and network maintenance and civil litigation, offset by the conversion effect of the 7.6% devaluation of the Brazilian Real in relation to the US Dollar of US$ 4 million.

Energy losses during 2018 increased by 0.9 p.p. reaching 14%. As of June 2018, Enel Distribución Ceará has 3,976 million clients which represented an increase of 23,000 new clients as compared to the same period of the previous year.

Enel Distribución Goiás (Ex. Celg): (US$ 73 million higher EBIDTA mainly due to higher physical sales and lower staff costs.)

Enel Distribución Goiás’ operating income reached US$ 120 million, explained by (i) US$ 127 million from higher energy sales equivalent to 1,071 GWh of physical sales, (ii) US$ 1 million from other sale increases, (iii) plus US$ 2 million from other services mainly toll payments and (iv) less US$ 10 million operating revenue of which US$ 5 million accounted for mainly by construction revenues due to IFRIC 12 with the difference being attributed to the 7.6% devaluation of the Brazilian Real in relation to the US Dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Enel Distribución Goiás’ operating costs increased by US$ 108 million explained mainly by the following: (i) US$ 60 million energy purchases to meet increased demand, (ii) US$ 61 million transport increase and (iii) US$ 13 million lower variable supplies and services corresponding mainly to construction costs of the IFRIC 12 by US$ 5 million and lower costs related to regulatory sanctions.

Enel Distribución Goiás’ staff costs decreased by US$ 59 million mainly explained by a US$ 58 million voluntary retirement plan provision which took place in February 2017.

Enel Distribución Goiás’ other expenses by nature decreased by US$ 2 million mainly as a result of lower supplies and services costs for the maintenance of lines, networks and other services.

Energy losses during 2018 increased by 0.6 p.p. reaching 12.5%. As of June 2018, Enel Distribución Goiás had 2,972 million clients which represented an increase of 107,000 new clients as compared to the same period of the previous year.

Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A. (Eletropaulo): (US$ 18 million EBITDA mainly from higher physical sales)

Eletropaulo’s operating revenue was of US$ 374 and can be accounted for as follows:

(i) US$ 316 million in energy sales equivalent to 3,418 GWh of physical sales, (ii) other service provision of US$ 24 million corresponding to revenue from toll services and (iii) US$ 34 million from other operating revenues of which US$ 31 million is mainly explained by the construction revenues related to the IFRIC 12.

Eletropaulo’s operating costs were of US$ 310 million and can be accounted for as follows: (i) US$ 237 from higher energy purchases to cover higher demand, (ii) US$ 40 million transport cost increase and (iii) other variable services and provisions totalling US$ 33 million of which US$ 31 million are explained by the construction costs related to the IFRIC12.

Eletropaulo’s staff costs correspond to US$ 24 million and can be accounted for by salaries and social security laws.

Eletropaulo’s other expenses by nature correspond to US$ 22 million due mainly to higher supplies and service costs for the maintenance of lines, networks and other services.

Energy losses during 2018 reached 7.9 % of the 2018 operating costs. As of June 2018, Eletropaulo had 7,166 million clients.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 254 million in 2018, which represents a US$ 6 million decrease in relation to the same period of the previous year. The main variables that explain such increase in the June 2018 results as compared to 2017, are described below:

Codensa S.A.: (US$ 6 million lower EBITDA mostly explained by a higher energy purchases and higher maintenance costs).

Codensa’s operating income increased by US$ 91 million or 11.9 % in 2018 because of (i) a US$ 3 million increase of 97 GWh of physical sales, (ii) a US$ 58 million increase mainly due to higher tariffs due to the inflation effect , (iii) a US$ 8 million increase due mainly to collection commissions, posts and ducts rental; and (iv) finally, a US$22 increase as a result of the conversion effects of the 2.5 % appreciation of the Colombian peso in relation to the US Dollar.

Codensa’s operating costs increased by US$ 87 million or 20.6% in 2018, mainly explained by (i) a US$ 73 million increase in higher energy purchase of 253 GWh compared to the previous year, (ii) a US$ 7 million increase in transportation costs and (iii) a US$ 4 million decrease in costs for variable supplies and services as a result of lower costs related to new business. Additionally, a US$ 11 million increase as a result of the conversion effects of the 2.5 % appreciation of the Colombian peso in relation to the US Dollar.

Codensa’s staff expenses increased by US$ 1 million as a consequence of a US$ 4 million increase in salaries and wages offset by US$3 million due to a higher activation of labor costs in construction projects.

Codensa’s other expenses by nature increased by US$ 8 million, or 15.2% in 2018 mostly due to a US$ 11 million increase in higher third party service costs for line and network maintenance. The above was partially offset by US$ 3 million stemming from lower wealth tax costs in relation to the same period of the previous year.

Energy losses in 2018 were in line with the year before and reached 7.9%. Codensa had 3,388 million clients as of June 2018 which represents an increase of 95,000 new clients, as compared to the same period of the previous year.

Peru

EBITDA of our Enel Distribución Peru S.A. subsidiary reached US$ 113 million in 2018 which was US$ 1 million less than in the same period of the year before.

Enel Distribución Peru S.A. (former Edelnor): (US$ 1 million lower EBITDA).

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Enel Distribución Peru’s operating revenue increased by US$ 15 million due to increased energy sales explained mainly by US$ 21 million related to a tariff increase, offset by lower physical sales of US$ 3 million, equivalent to 18 GWh, US$ 7 million less in other services mainly network movement. The above was partially offset by a US$ 4 million increase due to the conversion effects of the 0.9 % appreciation of the Peruvian sol in relation to the US Dollar.

Enel Distribución Peru’s operating costs increased by US$ 12 million mostly explained by a US$ 13 million increase in energy purchases due to a higher average price which was offset in part by a US$ 3 million less in other variable costs corresponding to contractors for line connections and US$ 2 million due to the conversion effects of the 0.9 % appreciation of the Peruvian sol in relation to the US Dollar.

Enel Distribución Peru’s staff expenses decreased by US$ 2 million mainly due to lower salary costs.

Enel Distribución Peru’s other expenses by nature increased by US$ 6 million due to higher third party services.

Energy losses in 2018 increased by 0.1 p.p. reaching 8.2%. Enel Distribución Peru had 1,409 million clients in 2018, which represents an increase of 24,000 new clients, as compared to the same period of the previous year.

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of June 30, 2018 and 2017.

	As of June 30, 2018			As of June 30, 2017
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	109	(22)	87	62	(29)	33
Brazil	176	(18)	158	168	(19)	149
Colombia	368	(38)	330	335	(36)	299
Peru	165	(31)	134	151	(45)	106
Total Generation and Transmission	819	(109)	710	716	(129)	587

Distribution
Argentina	144	(35)	109	44	(27)	17
Brazil	364	(166)	198	283	(165)	118
Colombia	254	(64)	190	260	(53)	207
Peru	113	(29)	84	114	(27)	87
Total Distribution	875	(294)	581	701	(272)	429
Less: consolidation adjustments and other activities	(42)	-	(42)	(32)	-	(32)
Total Consolidated Enel Américas	1,652	(403)	1,249	1,385	(401)	984

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 403 million in 2018, which represents a US$ 2 million increase in relation to the same period of 2017.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Depreciation and amortization reached US$ 340 million in 2018 representing a US$ 29 million increase compared to same period of 2017 mainly stemming from higher capitalized investment level and operations in substations, lines and networks. The former is explained mainly by: (i) a US$ 25 million increase in the Grupo Enel Brazil: US$ 8 million in Enel Distribución Goiás S.A., US$ 2 million in Enel Distribución Rio, US$ 2 million in Enel Distribución Ceará, US$ 13 million in Eletropaulo, (ii) a US$ 9 million increase in Codensa and additionally, (iii) Enel Distribucion Peru of US$ 2 million. All the above was partially offset by lower effects of the depreciation in Grupo Generación Argentina of US$ 7 million due to the 36.9% devaluation of the Argentine peso in relation to the US Dollar.

At the same time, impairment reached US$ 63 million in 2018, representing a US$ 27 million net decrease in relation to the same period of 2017, explained mostly by: (i) US$ 13 million decrease in Enel Distribución Rio, (ii) a US$ 6 million decrease in Enel Distribución Goiás, (iii) a US$ 8 million less in Enel Distribución Ceará, (iv) US$ 14 million less in Enel Generación Peru due to the US$ 10 million deterioration of the Callahuanca installation registered in 2017 due to a weather emergency that took place in Peru and US$ 4 million client recovery in Cajamarquilla. The above was offset by US$ 10 million in Edesur for an increase in uncollectable debt and US$ 4 million Eletropaulo due to the entry into the consolidation perimeter in the month of June 2018.

The following table shows the consolidated non-operating revenues from continued activities for the periods ended June 30, 2018 and 2017:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of June 30
	2018	2017	Variation	Variation
	(US$ million)%
Financial Income
Argentina	48	33	15	45.5
Brazil	102	64	38	59.4
Colombia	11	11	-	-
Peru	4	5	(1)	(20.0)
Consolidation adjustments and other activities	(2)	1	(3)	(252.1)
Total Financial Income	163	114	49	43.0
Financial Costs
Argentina	(125)	(133)	8	6.0
Brazil	(255)	(191)	(64)	(33.5)
Colombia	(93)	(95)	2	2.1
Peru	(15)	(23)	8	34.8
Consolidation adjustments and other activities	(9)	(5)	(4)	(80.0)
Total Financial Costs	(497)	(447)	(50)	(11.2)
Foreign currency exchange differences, net
Argentina	98	9	89	n/a
Brazil	23	(26)	49	(188.5)
Colombia	-	-	-	n/a
Peru	1	(2)	3	(150.0)
Consolidation adjustments and other activities	(5)	10	(16)	150.0
Total Foreign currency exchange differences, net	117	(9)	126	n/a
Gain (Loss) for indexed assets and liabilities	-	-	-	.
Net Financial Income Enel Américas	(217)	(342)	125	36.6

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

	As of June 30
	2018	2017	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	1	1	-	-
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	1	1	-	-
Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	3	(2)	100.0
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	-	1	(1)	-
Total Share of profit (loss) of associates accounted for using the equity method	1	4	(3)	75.0

Total Non Operating Income	2	5	(3)	60.0

Net Income Before Taxes	1,034	647	387	59.8
Income Tax
Enel Américas (holding)	(12)	(14)	2	(14.3)
Argentina	(70)	(2)	(68)	n/a
Brazil	(66)	(33)	(33)	(100.0)
Colombia	(159)	(171)	12	7.0
Peru	(67)	(53)	(14)	(26.2)
Total Income Tax	(374)	(273)	(101)	(37.0)
Net Income after taxes	660	374	286	76.5
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	660	374	286	76.5
Net Income attributable to owners of parent	403	206	197	95.6
Net income attributable to non-controlling interest	257	168	89	53.0

Financial Income

Financial income reached a US$ 217 million loss as of June 2018, which represents a US$ 125 million improvement in relation to the US$ 342 million loss registered in the same period of 2017. The foregoing is mostly explained by:

a) Higher financial revenues of US $ 49 million as of June 2018 mainly attributable a: (i) a US$ 4 million increase in Edesur due to higher revenues interest recognition on debt interests (ii) a US$ 20 million increase in Enel Distribución Rio corresponding to US$ 18 million from the IFRIC 12 contract and US$ 2 million in financial updates of regulatory assets, (iii) a US$ 9 million increase in Enel Distribucion Ceará, of which US$ 7 million are related to the recognition interest income from the IFRIC 12 and US$ 2 million from financial updates of regulatory assets and (iv) a US$ 15 million increase due to the incorporation of Eletropaulo into the consolidation perimeter that correspond mainly to the recognition of interest income from the IFRIC 12 contracts of US$ 10 million, and US $ 2 million interest earned from deposits and US$ 3 million in interest from receivable commercial accounts.

(b) Higher financial expenses of US$ 50 million mainly due to: (i) higher financial expenses of US$ 26 million due to the incorporation into the consolidation perimeter of Eletropaulo corresponding mainly to a US$ 12 million financial debt, US$ 4 million from civil provisions and post-employment provisions amounting to US$ 9 million, (ii) higher financial costs of US$ 20 million in Enel Sudeste from its financial debt for the purchase of Eletropaulo, (iii) higher financial costs of Enel Brazil to US$ 6 million due to the purchase of Eletropaulo (iv) US$ 34 million in higher financial expenses in Enel Distribucion Goiás from a financial debt, (v) US$ 9 million in higher financial expenses in Enel Green Power Volta Grande from its financial debt and (vi) US$ 9 million in higher financial in Enel Generacion Costanera S.A. mainly from the US$ 10 million debt with Mitsubishi and US$ 3 million for the debt with Cammesa offset by the effects of the 36.9% devaluation of the Argentine peso in relation to the US Dollar and Enel Generacion El Chocón S.A. for US$ 5 million from higher financial expenses mainly due to tax debt updates.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

All of the above partially offset by (i) US$ 20 million in lower expenses in Edesur mainly explained by the effects of the 36.9% devaluation of the Argentine peso in relation to the US Dollar of US$ 29 million offset by higher financial interest expenses related to the CAMMESA mutual by USD of US$ 9 million, (ii) a US$ 34 million reduction in Enel Distribución Río from financial update of provisions for civil contingencies of US$ 14 million, a US$ 5 million decrease of FIDIC financial charges, a US$ 5 million decrease of financial effects of regulatory assets and liabilities and a US 10 million decrease in interest on debt bond.

(c) US$ 126 million improved results for exchange rate differences due mainly to: (i) US$ 156 positive exchange rate difference related to the VOSA credit in Argentina for the subsidiaries Enel Generación El Chocón S.A of US$ 101 million, Central Dock Sud of US$ 33 million and Enel Generacion Costanera S.A. of US$ 22 million. This was partially offset by negative exchange rate differences of US$ 35 million for a foreign currency debt of our subsidiary, Enel Generacion Costanera SA with Mitsubishi.

Corporate taxes

The gains tax levied on companies’ profits increased its loss by US$ 101 million, or 37% in 2018, which is mainly explained by (i) increased spending of US$ 36 million in Enel Distribución Rio mainly due to better financial results in relation to the same period of the year before, (ii) a US$ 11 million increased spending due to the incorporation of EGP Volta Grande into the consolidation perimeter in November 2017, (iii) a US$ 13 million spending increase in Enel Distribución Goiás mainly due to lower registration of deferred taxes from fiscal loss in relation to the same period of the previous year, (iv) increased spending in Enel Generación Chocón of US$ 41 as a result of improved financial results in relation to the previous period, amongst them the positive effects of the exchange rate in accounts receivable issued in Dollars, (v) higher spending in Central Dock Sud of US$ 15 million as a result of improved results in relation to the same period of the year before amongst them the positive effects of the exchange rate in accounts receivable issued in Dollars . This was partially offset in Enel Brazil due to lower spending of US$ 18 million corresponding to lower income tax with respect to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	June 2018	December 2017	Variation	Variation
	(US$ million)%

Current Assets	6,855	4,545	2,310	50.8
Non current Assets	19,365	15,624	3,741	23.9

Total Assets	26,220	20,169	6,051	30.0

Enel Américas’ total assets as of June 30, 2018 increased by US$ 6,051 million as compared to the total assets on June 30, 2017, mainly as a result of:

       Current assets increased by US$ 2,310 million, equivalent to 50.8%, mostly explained by:

•          A US$ 903 million increase in cash and cash equivalents, composed mostly of (i) a US$ 669 million increase in Enel Sudeste SA, wholly owned subsidiary of Enel Brazil whose cash income has been assigned from the purchase of additional participation in the Public Tender Offer for Eletropaulo and (ii) cash increase of US$ 363 million from the incorporation into the consolidation perimeter of Eletropaulo as of June 2018.

The above was offset by: (i) a US$ 94 million decrease in Emgesa mainly due to the payment of dividends, payment of taxes, payment of debt net of collection of operations and (ii) a US$ 34 million decrease in Edesur corresponding mainly to the devaluation of the Argentine peso in relation to the US Dollar.

•         A US$ 45 million increase in other current financial assets mainly consisting of (i) a US$ 56 million in Enel Brazil Group which is explained by an increase in term deposits longer than 90 days in Enel Distribución Rio, Enel Distribución Ceará, and Enel Distribucion Goiás (ii) a US$ 8 million increase in Enel Américas mainly from financial derivatives and (iii) a US$ 8 million increase in Codensa from time deposits that are longer than 90 days offset by a US$ 25 million decrease in Emgesa mainly from rescue of deposits for the payment of obligations.

•         A US$ 85 million increase in other current non-financial assets mainly consisting of (i) a US$ 24 million increase in Enel Peru for claims of tax fines and interests, (ii) a US$ 64 million increase in Grupo Enel Brazil corresponding to increases in civil liability policies and other accounts receivables mainly in Eletropaulo of US$ 93 million offset by a US$ 18 million decrease in Enel Distribución Goiás, US$ 7 million in Enel Distribución Ceará, US$ 4 million in Enel Distribución Río. The decreases correspond mainly to the effects of the devaluation of the Brazilian Real in relation to the US Dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

•         A US$ 1,177 million increase in Commercial receivables and other current accounts receivable corresponding mainly to an increase in (i) Grupo Enel Brazil S. A. of US$ 1,172 million that is explained mainly by Eletropaulo , a company that was acquired and entered into the consolidation perimeter in June 2018 of US$ 1,098 million corresponding to receivable commercial accounts of US$ 532 million, regulatory receivable assets of US$ 508 million, low income subsidies of US$ 19 million and others of US$ 39 million.

•         US$ 98 million Stock increase corresponding mainly to an increase in (i) Grupo Enel Brazil S. A. of US$ 86 million corresponding to a US$ 12 million stock recognition from intangible assets in Enel Distribución Ceara and US$ 77 million in Eletropaulo a company acquired and entered into our consolidation perimeter in June 2018, (ii) a US$ 7 million increase in Codensa corresponding to the purchase of materials for maintenance and (iii) a US$ 4 million increase in Emgesa for the purchase of liquid fuels and coal.

       A US$ 3,741 million increase of Non-current assets equivalent to 23.9%, mainly due to:

•         A US$ 844 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the termination of the IFRIC12 in the Brazilian distributor Eletropaulo of US$ 853 million Eletropaulo, a company acquired and entered into our consolidation perimeter in June 2018.

•         A US$ 188 million increase in Other Non-financial and Non-current assets mainly from Enel Distribución Goiás due to legal deposits valued at US$ 55 million, a US$ 145 million increase from Eletropaulo, a company acquired and entered into our consolidation perimeter in June 2018, mainly from linked legal deposits.

•         A US$ 191 million increase in commercial receivables and other non-current receivables mainly from (i) a US$ 173 million increase in Grupo Enel Brazil principally due to a US$ 199 increase in Eletropaulo (a company acquired in June 2018) mainly from regulatory receivable assets, a US$ 15 million increase in Enel Distribución Ceará due to recognitions and others offset by transfers to short term of regulated assets in Enel Distribución Río (ii) a US$ 8 million increase in accounts receivable from VOSA in Enel Generación El Chocón and US$ 7 million in Central Dock Sud.

•         A US$ 242 million decrease in Property, plants and equipment mostly comprised of (i) a US$ 302 million increase on account of new investments, (ii) a US$ 19 million for the purchase of Eletropaulo and (iii) US$ 30 million for other movements. The above was offset partially by a US$ 386 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries, US$ 204 due to depreciation and US$ 3 million in withdrawals.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

•         A US$ 803 million Increase in intangible assets other than goodwill mainly consisting of (i) a US$ 350 million increase in new investments and (ii) US$ 1,422 million acquisition of Eletropaulo. The above was partially offset by (i) US $ 661 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries and associated companies, (ii) US$ 145 million for depreciation for the period, (iii) US$ 4 million in asset withdrawals and (iv) US$ 159 million in other movements.

•         A US$ 1,442 increase of goodwill mainly from the conversion effects of the US Dollar into the different functional currencies of the subsidiaries in the countries in which we operate of US$ 70 million and US$ 1,512 goodwill increase from the acquisition of Eletropaulo. For this last and given that the acquisition of Eletropaulo was recent, the consideration of the acquisition has been allocated provisionally based on the estimates of the administration. The company is currently establishing the fair value of the assets acquired and liabilities taken on. The completion of the allocation of the purchase price could generate certain adjustments of the assigned amounts presented in the financial statements.

•         A US$ 506 million asset increase for differed taxes mainly from Eletropaulo a company acquired in June 2018 for US$ 538 million corresponding mainly to taxes on provisions for civil contingencies and intangible assets.

Liabilities and Equity	June 2018	December 2017	Variation	Variation
	(US$ million)%

Current Liabilities	8,265	4,934	3,331	68
Non Current Liabilities	10,106	6,956	3,150	45

Total Equity	7,849	8,279	(430)	(5)
attributable to owners of parent company	6,106	6,481	(375)	(6)
attributable to non-controlling interest	1,743	1,798	(55)	(3)

Total Liabilities and Equity	26,220	20,169	6,051	30.0

Enel Américas’ total liabilities and equity as of June 30 , 2018 increased by US$ 6,051 million as compared to the total liabilities and equity as of June 30, 2017, mostly attributable to:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

       Current liabilities increased by US$ 3,331 million, explained mainly by:

•         A US$ 2,277 million increase in Other current financial liabilities which is basically explained by (i) a US$ 148 million increase in Codensa due to the transfer of long term bonds and bank loans, (ii) a US$ 1,041 million increase in Enel Brazil mainly used for the acquisition of Eletropaulo, (iii) a US$ 557 increase in Eletropaulo a company acquired and entered into our consolidation parameter as of June 2018, mainly US$ 129 bank debt and US$ 420 bond debt, (iv) US$ 18 million in Enel Distribución Ceará for long term loan transfer, (v) a US$ 61 million increase in Enel Distribución Rio for loan transfer and long term bonds, net of loan payment, (vi) a US$ 28 million increase in Enel Distribución Goiás for the acquisition of bank loans, (vii) a US$ 35 million increase in Emgesa for long term bond transfer net of payments, and (viii) a US$ 371 million increase in Enel Américas corresponding to the use of committed revolving credit lines for US$ 350 million and transfer to long term of the local B-2 bond for US$ 21 million.

•         A US$ 1,120 million increase in Commercial accounts and other current accounts payable which is essentially explained by an increase in (i) US$ 1,107 in Grupo Enel Brazil mainly due to the increase in Eletropaulo (a Company which was acquired in June 2018) for US$ 1,177 mainly to providers of energy purchases of US$ 429, VAT debit tax of US $ 65 million, accounts payable for goods and services of US $ 104 million, accounts payable to staff of US$ 38 million, accounts payable for sector liabilities of US$ 419 million, for research and development of US $ 70 million, for Pis and Cofins tax of US$ 14 million and other accounts payable of US $ 38 million, a US$ 22 million increase in Enel Distribución Ceará corresponding to regulatory liabilities net of supplier payments, a US$ 436 million increase in Enel Sudeste for accounts payable to shareholders for the Public Tender Offer for the acquisition of Eletropalo for the Public Tender offer partially offset by a decrease of US$ 169 million in Enel Distribución Goiás due to lower accounts payable to suppliers for the purchase of energy, VAT payments and a decrease in regulatory liabilities. All of the above was partially offset by decreases in (i) Edesur of US$153 million mainly due to the devaluation of the Argentine peso in relation to the US Dollar of US$ 265 million offset by increased debts and penalties payable to Cammesa totalling US$ 112 million, (ii) a US$ 31 million decrease in Enel Generación Peru for minors accounts payable to suppliers and staff, (iii) a US$ 28 million decrease in Enel Distribución Peru mainly from lower accounts payable to contractors, (iv) a US$ 104 million decrease in Enel Américas for dividend payments to a third parties, (v) a US$ 49 million reduction in Enel Central Costanera for lower maintenance of the turbo steam cycle with Siemens for US$ 11 million, US$ 4 million less in mutual payments to Cammesa and US$ 34 million as a result of the devaluation of the Argentine peso in relation to the US Dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

•         US$ 98 million decrease in current accounts payable to related entities mainly for the payment of dividends to our parent company Enel Spa.

•         A US $ 98 million increase in other current provisions mainly due to (i) a US$ 129 million increase in Eletropaulo (a company acquired in June 2018) which includes provisions for legal claims of US$ 110 million and US$ 19 million for other provisions, (ii) a US$ 10 million decrease in Enel Distribución Ceará mainly due to payments of infringements and (iii) a US$ 20 million decrease in Edesur mainly from the increase in provision of services, commercial quality, via public of US$ 19 million and financial fine updates of US$ 17 million offset by US$ 56 million as a result of the devaluation of the Argentine peso in relation to the US Dollar.

•         A US$ 83 million decrease in Current Tax Liabilities mainly attributable to US$ 30 million income tax settlement in Codensa and US$ 49 million in Emgesa.

       Non-current liabilities increased by US$ 3,150 million, equivalent to a 45.3% variation mostly attributable to:

•         A US$ 1,874 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) a US$ 1,365 million increase in the Enel Sudeste debt related to the purchase of Eletropaulo, (ii) a US$ 630 million increase in Eletropaulo, a company that was acquired in June 2018 mainly via bank loans of US$ 134 million and US$ 496 million bond debt and (iii) a US$ 82 million increase in Enel Distribución Goiás for new loans net of long term transfers. The above was partially offset by (i) a US$ 25 million decrease in Codensa and US$ 126 million in Emgesa due to short term bond transfer net of new emissions and (ii) a US$ 21 million decrease in Enel Américas due to the short term transfer of the local bond B-2.

•         A US$ 425 million increase in other non-current accounts payable mostly explained by (i) a US$ 421 million increase in Eletropaulo, a company acquired and entered into our consolidation perimeter as of June 2018 mainly due to provisions for legal complaints totaling US$ 374 million and US$ 47 million in fiscal contingencies provisions.

•         A US$ 905 million increase in provisions for benefits to non-current employees which is mainly explained by (i) a US$ 956 million increase in Eletropaulo a company acquired and entered into our consolidation perimeter as of June 2018 mainly due to post-employment benefits.

•         The Company’s Total Equity decreased by US$ 430 million, mostly attributable to:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

•         Equity attributable to the property (shareholders) of the controller decreased by US$ 375 million mostly due to (i) a US$ 638 million increase in other negative reserves composed mainly by an increase in difference reserves related to the conversion from exchange of US$ 640 million, offset by a US$ 2 million decrease of cash flow coverage reserve, (ii) US$ 141 million decrease in dividend payment and (iii) US$ 403 million increase in profits for the June 2018 period.

•         Non-controlling shareholdings increased by US$ 55 million mostly explained by (i) a US$ 217 million decrease due to the payment of dividends, (ii) a US$ 95 million decrease in integral results. The above was offset by US$ 257 million in results for the period.

The development of the main financial indicators of continuing operations as follows:

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Indicator		Unit	06/30/2018	12/31/2017	06/30/2017	Change	% Change

Liquidity	Current liquidity	Times	0.83	0.92		(0.1)	(10.0%)
	Acid ratio test (1)	Times	0.79	0.87		(0.1)	(9.6%)
	Working Capítal	MMUSD	(1,410)	(389)		(1,021)	262.5%
Leverage	Leverage	Times	2.34	1.44		0.9	63.0%
	Short Term Debt	%	45.0%	41.5%		3.5	8.4%
	Long Term Debt	%	55.0%	58.5%		(3.5)	(6.0%)
	Financial Expenses Coverage (2)	Times	4.35		3.04	1.3	43.0%
Profitability	Operating Income/Operating Revenues	%	21.0%		20.1%	0.9	4.5%
	ROE (annualized)%		14.5%		6.4%	8.1	126.7%
	ROA (annualized)%		5.2%		4.1%	1.1	26.3%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of June 30, 2018 reached 0.83 times, showing a 10 % decrease in relation to December 31, 2017, mostly explained by decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Acid test as of June 30, 2018 reached 0.79 times, showing a 9.6 % decrease in relation to December 31, 2017, explained by decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Working capital as of June 30, 2018 reached US$ 1,410 million, representing a decrease in relation to December 31, 2017 mostly explained by decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Leverage (indebtedness ratio) stood at 2.34 times as of June 30, 2018, a 63 % increase in relation to December 31, 2017 mostly on account of the decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Hedging of financial costs as of the period that ended on June 30, 2018 was 4.35 times, which represents a 43 % increase as compared to the same period of the previous year, mainly because of lower financial expenses in relation to the same period of the year before accompanied by an improved EBITDA.

The Return-on-equity (profitability) index, measured in terms of operating revenues over operating revenues decreased by 4.5 % in relation to the same period of the previous year, reaching 21 % as of June 30, 2018, mainly due to a higher EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 14.5%, as a result of an increase in the revenues attributable to the property owners for the period in relation to the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

.

The Return-on-assets stood at 5.2 % as of June 30, 2018 mostly due to revenues increase for the period in relation to the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

MAIN CASH FLOWS

The Company’s net cash flows reached US$ 1,048 million as of June 2018, which represents a US$ 2,478 million increase in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2017, are described below:

Net Cash Flow	As of June 30
	2018	2017	Variation	Variation
	(US$ million)%

From Operating Activities	528	661	(133)	(20.2)

From Investing Activities	(1,897)	(1,209)	(688)	56.9

From Financing Activities	2,417	(882)	3,299	(374.2)

Total Net Cash Flow	1,048	(1,430)	2,478	(173.3)

The net cash flows stemming from operating activities totaled US$ 528 million as of June 2018, representing a 20.2% drop in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 1,261 from collections from the sale and provision of services, (ii) a US$ 53 million charge increase for operations, (iii) a US$ 2 million more for the charge of royalties and commissions, (iv) US$ 16 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) US$ 1,039 million payments to suppliers for the supply of goods and services, (ii) US$ 32 million payments to and on behalf of employees, (iii) US$ 383 million other payments for operation activities (iv) US$ 43 million more in income tax payments f (vi) US$ 32 million in other cash outgoings.

The net cash flows coming from (used in) investment activities were outflows of US$ 1,897 million as of June 2018 explained mainly by (i) US$ 383 million payment for reimbursement for the incorporation of properties, plants and equipment , (ii) incorporation of intangible assets from IFRIC 12 of US$ 288 million, (iii) payments arising from future contracts, term deposits , options and swaps of US$ 3 million and (iv) the redemption from investment payments of > 90 days of US$ 170 million and (v) the acquisition of Eletropaulo for US$ 1,250 million and (vi) other expenses of US$ 8 million. These cash investment outflows were offset by (i) US$ 48 from interest received and (ii) US$ 153 million the redemption from investment payments of > 90 days and (iii) other income of US$ 4 million.

The net cash flows coming from (used in) financing activities were inflows totaling US$ 2,417 million as of June 2018, stemming mainly from (i) US$ 364 million loan payments; (ii) US$ 492 million third party dividend payments, (iii) US$ 197 million interest payments, (iv) US$ 14 million liability payment for financial rental and (v) US$ 12 million other cash outflows. All the above offset by US$ 3,496 million flows coming from loans including the financing required for the acquisition of Eletropaulo for US$ 2,406 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in June 2018 and 2017.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2018	2017	2018	2017

Enel Generación Chocon S.A.	1	1	2	2
Enel Generación Costanera S.A.	20	16	14	19
Emgesa S.A.E.S.P.	51	69	37	36
Enel Generación Perú S.A.	24	21	26	28
Enel Distribución Goiás (Celg)	101	50	45	37
EGP Cachoeira Dourada S.A.	-	1	4	4
Enel Distribución Fortaleza	4	6	6	5
Enel Cien S.A.	-	1	9	8
Edesur S.A.	62	46	10	11
Enel Distribución Perú S.A.	39	51	26	25
Enel Distribución Rio (Ampla) (*)	74	136	44	42
Enel Distribución Ceara (Coelce) (*)	86	88	30	28
Codensa S.A.	162	119	60	52
Central Dock Sud S.A.	14	2	6	8
Enel Generación Piura S.A.	3	5	6	4
Eletropaulo (*)	28	-	13	-
Holding Enel Americas y Sociedades de Inversión	2	2	2	2

Total	671	614	340	311

(*) Includes intangible assets concessions

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may arise in the margins obtained by the business.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                II.   Criteria related to counterparts.

                              III.   Authorized operators.

-                 For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-                  All operations of corporate areas and business operate within the limits approved in each case.

-                 Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

20.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	30-06-2018%	31-12-2017%
Fixed interest rate	34%	46%

20.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

20.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of June 30, 2018, there were operations of contracts for the purchase of energy futures in force for 7.2 GWh, for the period Oct-Nov 2018. These purchases support power sale contracts in the wholesale market. On the other hand, sales of energy futures were carried out for 7.56 GWh for the period Jul-Dec 2018, associated with covering the cash flow risk of indexed customers of the Non Regulated Market. As of June 30, 2018, 2.64 GWh in the sale contracts and 5.4 GWh in the purchase of energy futures were settled.

In May 2018 the Board of Directors approved the change of Emgesa’s business name in order to be able to carry out operations in derivative markets with purposes other than the hedging of portfolio of contracts. As of June 30, 2018, there were energy futures contracts operations of 0.72 GWh for the October – November 2018 period which were not considered within the hedging strategy.

As of December 31, 2017, there are contracts for the purchase of energy futures for 5.4 GWh, for the period Jan-Mar 2018. These purchases support an energy sale contract in the Colombian wholesale market.

As of December 31, 2017, 24.23 GWh of sale contracts and 77.45 GWh of energy futures were settled.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

18.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 17 and 19).

As of June 30, 2018, Grupo Enel Américas held a liquidity position of MUS$ 2,376,191 in cash and other equivalents and MUS$ 1,081,399 in long-term credit lines available unconditionally. As of December 31, 2017, the Enel Américas Group’s liquidity position amounted to MUS$ 1,472,763 in cash and cash equivalents and MUS$ 224,766 in unconditionally-available long-term lines of credit.

18.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country all of which facilitates the credit risk evaluation and control process which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

18.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 686,757.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment - after any applicable grace period - of debts of Enel Américas or Significant Subsidiaries of Enel Américas, whose individual insolvent capital exceeds the equivalent of US $ 150 million, could result in the advance payment of bank credit under State law from New York. In addition, this credit contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, adverse judicial decisions in excess of US $ 150 million, among others, could lead to the declaration of acceleration of those credits.

Non-payment - after any applicable grace period of any debt of Enel Americas individual or of any significant subsidiary (as defined contractually) with an amount of capital exceeding US $ 150 million, or its equivalent in other currencies, could give place the mandatory advance payment of a substantial part of the Yankee bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2018

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: July 30, 2018